

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Myron E. Ullman, III
Chief Executive Officer
J.C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

      Re: **J.C. Penney Company, Inc.**
              Form 10-K for Fiscal Year Ended January 30, 2010
              Filed March 30, 2010
              File No. 001-15274

Dear Mr. Ullman:

      We have completed our review of your filings and do not have any further comments at this time.

                               Sincerely,

                               H. Christopher Owings
                               Assistant Director